April 25, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Comcast Corporation and NBCUniversal Media, LLC have made disclosure pursuant to such provisions in their Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which was filed with the Securities and Exchange Commission on April 25, 2019.

Sincerely,

Comcast Corporation

By: /s/ Daniel C. Murdock
Name: Daniel C. Murdock
Title: Senior Vice President, Chief Accounting Officer and Controller

NBCUniversal Media, LLC

By: /s/ Daniel C. Murdock
Name: Daniel C. Murdock
Title: Senior Vice President